BC FORM 53-901F
Securities Act

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

QUATERRA RESOURCES INC.
Suite 1550, 1185 West Georgia Street
Vancouver, BC V6E 4E6

Item 2:	Date of Material Change

December 20, 2006

Item 3:	Press Release

December 21, 2006 at Vancouver, British Columbia

Item 4:	Summary of Material Change

Quaterra Resources Inc. reported that the company has received TSX Venture Exchange approval of its previously announced private placement.

Item 5:	Full Description of Material Change

The Company has issued a total of 5,539,339 Common shares, which 291,484 shares were issued as Finder’s Fees. The Company also issued 2,623,928 warrants entitling the purchase of 2,623,928 shares at an exercise price of $2.25 per share for a period of 18 months.

Item 6:	Reliance on section 85 (2) of the Act

N/A

Item 7:	Omitted Information

N/A

Item 8:	Senior Officers

Stacey Bligh, Secretary
Telephone: 604-684-9384